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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment
Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.    To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:
      (a)   The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");
      (b)   The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");
      (c)   The fund qualifies for an exclusion from the definition of
            "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or
      (d)   The fund has become a business development company ("Business
            Development Company").

2.    If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)]
      and the EDGAR Filer Manual.

3.    This form and all exhibits must be submitted electronically to the
      Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17
      CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.    Amendments to this form also must be filed electronically (see
      Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.    Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1];
      Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.ss.3507. Responses to this collection of information will not be kept confidential.

                   TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I. General Identifying Information
1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Centennial Capital Appreciation Fund, Inc.

3.    Securities and Exchange Commission File No.: 811-3545

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [ X ] Initial Application [ ] Amendment

5.    Address of Principal Executive Office (include No. & Street, City,
      State, Zip Code):

      Centennial Asset Management Corporation, 6803 S. Tucson Way, Englewood,
      Co 80112

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Centennial Asset Management Corporation, attention Kathleen Ives, Vice
      President & Assistant Counsel, 6803 South Tucson Way, Englewood,  CO
      80112,  (303) 768-3331

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Centennial Asset Management Corporation, 6803 South Tucson Way,
      Englewood,  CO 80112.  (303) 768-3200

8.    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [ X ] Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X ] Open-end    [ ] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware,
      Massachusetts):

      Maryland

11.   Provide the name and address of each investment adviser of the fund
      (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Centennial Asset Management Corporation (formerly known as Centennial
      Capital Corporation), 6803 South Tucson Way, Englewood,  CO 80112.
      (303) 768-3200

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Centennial Asset Management Corporation, 6803 South Tucson Way,
      Englewood,  CO 80112.  (303) 768-3200

13.   If the fund is a unit investment trust ("UIT") provide: N/A

(a)   Depositor's name(s) and address(es):

(b)   Trustee's name(s) and address(es):

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
      [ ] Yes     [ X ] No

      If Yes, for each UIT state:
            Name(s):

            File No.: 811-______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or
            Abandonment of Registration?

            [ X ] Yes    [ ] No

            If Yes, state the date on which the board vote took place: March
      11, 1986

            If No, explain:

      (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
            Registration?

            [ X ] Yes    [ ] No

            If Yes, state the date on which the shareholder vote took place:
      August 14, 1986

            If No, explain:

II. Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ X ] Yes    [ ] No

(a)   If Yes, list the date(s) on which the fund made those distributions:
            Shares of Oppenheimer Variable Accounts Fund were distributed on
            August 15, 1986

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes    [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes    [ ] No

      (d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ] Yes    [ X ] No
            If Yes, indicate the percentage of fund shares owned by
            affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes    [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ] Yes    [ ] No

      If No,

      (a)   How many shareholders does the fund have as of the date this form is filed?

(b)   Describe the relationship of each remaining shareholder to the fund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes    [ X ] No
      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes    [ X ] No

      If Yes,
      (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ] Yes    [ ] No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ] Yes    [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
Liquidation:

(i)   Legal expenses: $1,000

(ii)  Accounting expenses: $500

(iii) Other expenses (list and identify separately): other costs included costs of printing and mailing the proxy statement, filing
                  the proxy statement, proxy solicitation and transfer taxes, if any.  There was an agreement among three funds involved in a joint reorganization effort that the total expenses
                  for each fund of the combined reorganizations would not
                  exceed each fund's pro-rata shares of $10,000.
                  Accordingly, it is estimated that the expenses of this fund did not exceed $7,300

(iv)  Total expenses (sum of lines (i)-(iii) above):  less than $7,300

(c)   How were those expenses allocated? The expenses were paid by the Fund

(d)   Who paid those expenses?  Centennial Capital Appreciation Fund, Inc.

(e)   How did the fund pay for unamortized expenses (if any)?

23.   Has the fund previously filed an application for an order of the
      Commission regarding the Merger or Liquidation?

      [ X ] Yes    [ ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:  IC-15206

V. Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes    [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes    [ X ] No

      If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.   (a)   State the name of the fund surviving the Merger: Oppenheimer
      Variable Accounts Fund

(b)   State the Investment Company Act file number of the fund surviving the
            Merger: 811-4108

(c)   If the merger or reorganization agreement has been filed with the
            Commission, state the file number(s), form type used and date the agreement was filed: 811-3545; Form N-14, July 7, 1986

      (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under
section  8(f) of the Investment Company Act of 1940 on behalf of  Centennial
Capital Appreciation Fund, Inc.  (ii) he or she is the Vice President of
Centennial Capital Appreciation Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.
The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                         Oppenheimer Capital Appreciation
Fund, Inc.

                                         By:     /s/ Andrew J. Donhoue
                                           ---------------------------
                                         Andrew J. Donohue, Vice President
                                         September 6, 2001

N1A/Cen Cap App/N8F-00